Exhibit 19.1

United Security Bancshares
Confidentiality and Securities Trading (Insider Trading) Policy

1.Purpose
United Security Bancshares, Inc., United Security Bank and its subsidiaries, and affiliates (together “UBFO”) are committed to maintaining a reputation for honesty, integrity, and high ethical standards in their activities, including maintaining the confidentiality of UBFO, client, and third-party information, and avoiding improper securities trading. This Confidentiality and Securities Trading Policy (“Policy”) documents UBFO’s commitment to complying with applicable laws including, but not limited to, the Securities Exchange Act of 1934 (“Exchange Act”) (15 U.S.C. §78(a) et. seq.), the Exchange Act’s corresponding regulations including Rules 10b5, 10b5-1, 10b5-2, and 14e-3, and Regulation FD, and provides guidance to UBFO directors, officers, employees, and contractors in complying with those laws and regulations.
2.Scope
This Policy applies to all Directors and employees of UBFO, including Third Parties (including their representatives). This Policy applies equally to employees of UBFO (i.e., a restriction on a Senior Vice President or higher will apply regardless of which UBFO entity assigns that officer designation).

3.Key Definitions

Client: A person or entity with whom UBFO entered into a formal relationship for the provision of financial services or any principal, owner, controlling party, or authorized representative of such a person.

Code: UBFO’s Code of Business Conduct and Ethics.
Director: A member of the Board of Directors of UBFO.

Employee: Any employee of UBFO or any of its subsidiaries or affiliates.

Insider Trading: For this Policy only, Insider Trading is defined as participating in any aspect of a transaction, including but not limited to the buying, selling, trading, borrowing against or otherwise leveraging (or advising on such activity) any security, bond, or other asset, while in possession of MNPI.

Margin Lending: For most purposes, Margin Lending refers to borrowing against pledged marketable securities (in this case, UBFO shares), such as in a brokerage account. For purposes of this Policy, Margin Lending will be defined as any encumbrance upon or security interest in UBFO shares owned by a Director or Employee for borrowing or other credit purposes.

Material, Non-Public Information (“MNPI”): MNPI is information that, if publicly available, may potentially affect the market price of the securities issued by an entity, whether the company or another business, or be considered important to a reasonable investor when deciding to buy, sell, or hold a security.

Restricted Individuals: Includes all Directors, all officers of UBFO with an officer title of Senior Vice President or higher, the Controller, and the Assistant Controller.

Section 16 Filer: Includes all Directors and certain executive officers periodically (typically annually) designated by the Board of Directors as being an “officer” in accordance with Rule 16a-1(f) of the Exchange Act. A Section 16 Filer is subject to the incremental restrictions and notice requirements, as partially addressed in this Policy, including reporting of SEC Forms 4 and 5 when applicable. Generally, the Section 16 Filers at UBFO are the Directors and Senior Vice Presidents or higher.

UBFO Derivative Transactions: For purposes of this Policy, (i) purchasing or selling any financial instrument that is designed to hedge or offset any decrease in market value of UBFO securities, (ii) any short sale, derivative or speculative transactions with respect to UBFO securities, including but not limited to (iii) purchasing or selling prepaid variable forward contracts, collars, equity swaps, exchange funds, puts, calls (including covered calls), and other derivative instruments.

Third Party(ies): Any vendor or other entity external to UBFO with which UBFO or a subsidiary has a business relationship, excluding any aspects of a client relationship. Examples of third parties include vendors, consultants, attorneys, accountants, and parties to other business relationships with UBFO. The restrictions outlined in this Policy apply to third parties and their representatives. Third parties will be responsible for violations of this Policy by their representatives, and references to third parties in this Policy include their representatives.

Tipping: Tipping is communicating MNPI about a public company, followed by the recipient trading in that company’s securities.
4.Policy
Federal securities laws make it illegal for a person to trade a company’s securities based on MNPI regarding that company or its securities. Also, speculative and leveraged (margin) trading of UBFO securities can create inappropriate incentives and appearances and might violate applicable laws or otherwise create reputation risk about inappropriate trading. As a result, UBFO has established these policies to inform all Directors, Employees, and Third Parties of their obligations under these laws and regulations and to ensure compliance with appropriate standards to avoid improper trading of securities by insiders. Insider Trading of UBFO, Client, or Third-Party securities is illegal and can introduce reputation risk or other consequences for UBFO and/or for those engaged in Insider Trading. UBFO is determined to prevent illegal trading of UBFO, Client, and Third-Party securities (including UBFO common stock, which is currently traded on the Nasdaq Stock Market under the ticker symbol UBFO) and to prevent inappropriate margin or speculative trading of UBFO, Client, or Third-Party securities.

The Code requires Directors and Employees to maintain the confidentiality of Company and Client information entrusted to them by UBFO or its Clients and should be read in conjunction with this Policy. Unauthorized disclosure of confidential information, whether or not for purposes of trading of UBFO, Client, or Third-Party securities, is strictly forbidden. Directors, Employees, and Third Parties with MNPI of UBFO, its clients, or Third Parties should only disclose such information to other persons on a need-to-know basis. The group of individuals with knowledge of the confidential information should, therefore, be kept as small as possible.

Any Third Party engaged by UBFO that may be exposed to MNPI about UBFO, its Directors, Employees, Clients, or business partners is also subject to the restrictions found in this Policy. It is the responsibility of the UBFO representative engaging said Third Party to ensure proper due diligence is conducted and any necessary agreements, including but not limited to non-disclosure agreements, are properly executed before the engagement with the Third Party. Directors and Employees may share appropriate internal information with UBFO’s legal counsel, accountants, consultants, and other advisors who need to know the internal information to accomplish their engagements. However, with regard to negotiating or otherwise dealing with Third Parties, confidential information should not be given to such Third Parties unless a) they have a legitimate UBFO business reason to know the information, and b) they have entered into a confidentiality agreement, non-disclosure agreement, and are aware of Insider Trading prohibitions.

These prohibitions also apply to inquiries about UBFO made by the financial press, investment analysts, others in the financial community, and stockholders of UBFO.

•It is important that all such inquiries and responses thereto be channeled through an appropriate designated officer under carefully controlled circumstances.

•Unless an officer or employee is expressly authorized to the contrary, upon the receipt of any inquiries of this nature, the officer or employee should decline to comment and refer the inquirer to the Chief Executive Officer.

Any individual acting on behalf of UBFO must avoid selective disclosure of MNPI. Likewise, UBFO must only release MNPI in a manner that is designed to achieve broad public dissemination of the information immediately upon its release and in accordance with relevant procedures and/or the instruction of responsible parties.

Only select Employees designated by the Board of Directors, Chief Executive Officer, or Chief Financial Officer should communicate with stockholders about UBFO’s financial condition and business position. Only information that has previously been disseminated to the public or that otherwise does not constitute confidential information or MNPI may be disclosed to stockholders. MNPI should never be disclosed to individual stockholders unless authorized by the Chief Executive Officer or Chief Financial Officer and the recipient has executed an appropriate non-disclosure agreement.

Nothing in this Policy is intended to restrict or interfere with the right or responsibility of any Director or Employee to (i) report potentially suspicious or fraudulent behavior to the audit committee of the Board of Directors; (ii) report possible violations of federal, state or local laws or regulations to any governmental agency or entity; (iii) make other disclosures that are protected under the whistleblower provisions of federal, state or local laws or regulations; (iv) file a claim or charge with any federal, state or local government agency or entity; or (v) testify, assist, or participate in an investigation, hearing, or proceeding conducted by any federal, state or local government or law enforcement agency, entity or court. In making or initiating any such reports or disclosures, Directors and Employees need not seek UBFO’s prior authorization and are not required to notify UBFO of any such reports or disclosures.

Employees are obligated to notify UBFO if they become aware of any violation or potential violation of federal, state, or local laws or regulations. Aside from whistleblower complaints, most reports that might merit referral to a government agency can be better submitted and should always involve the assistance of or collaboration from appropriate internal officers, such as the Human Resources, Chief Risk Officer, Chief Credit Officer, Chief Lending Officer, Chief Financial Officer, or the Chief Executive Officer. Involving one of these parties also better assures appropriate internal investigation or other internal response to the allegation or suspicious activity.
4.1Trading UBFO, Client, or Third-Party Securities While Aware of MNPI is Prohibited
Any Director, Employee or Third Party, including any of their immediate family members, aware of MNPI relating to UBFO, a Client, or a Third Party, is prohibited from purchasing, selling, or gifting UBFO, Client, or Third Party securities, directly or indirectly, and is prohibited from disclosing such information, such as Tipping, to any other person, including their family members and friends, so that such other person may trade in UBFO, Client, or Third Party securities. This prohibition continues so long as the information continues to be non-public, even where such individual’s status as a Director, Employee, or Third Party has ended. A Director, Employee, or Third Party who is unclear about whether the information they have received constitutes MNPI should clarify that question with their line of business manager, another executive who is also aware of the MNPI, or the Chief Risk Officer. A senior executive, such as the Chief Financial Officer, may also advise an Employee or group of Employees that they should consider themselves to be aware of MNPI for the duration of the engagement, project, or event.
4.2Trading UBFO Securities and the Release of Quarterly Financial Information and Blackout Period
Restricted Individuals are not allowed to buy, sell, or gift UBFO securities starting three calendar days before the fourth Tuesday of the month preceding the end of each fiscal quarter. This restriction remains in effect until 72 hours after UBFO releases its earnings results for that quarter (referred to as the “Blackout Period”). All pending purchase and sale orders related to UBFO securities that could be executed during a Blackout Period must be canceled before the Blackout Period begins.
If a Restricted Individual’s status as a Director or Employee of UBFO ends during a Blackout Period, the prohibition on trading UBFO securities under this Policy will continue until the end of the Blackout Period, provided the individual is not at that time aware of MNPI regarding UBFO. UBFO may, in its discretion, upon notification to the affected individuals, impose from time to time restrictions on trading UBFO securities outside of Blackout Periods.
The restrictions on trading in UBFO securities outlined in this Policy also apply to members of a Restricted Individual’s immediate family and other individuals who share their household and to any corporation, partnership, trust, or other legal entity controlled by a Restricted Individual.
The Chief Executive Officer or the Chief Financial Officer may, in his or her sole discretion, grant exceptions to this Policy for Restricted Individuals (who are not Directors) upon a showing that there is an acceptable limited risk of misuse of MNPI. The Board of Directors or the Governance and Nominating Committee may, in their sole discretion, grant exceptions to this Policy for Directors, the Chief Executive Officer, or the Chief Financial Officer, upon a showing that there is an acceptable limited risk of misuse of MNPI.

Restricted Individuals may enter into qualifying written trading plans under SEC Rule 10b5-1 under the Exchange Act, provided such plans are not entered into during a Blackout Period or during a period in which the Restricted Individual is aware of MNPI. Generally speaking, 10b5-1 trading plans are non-discretionary plans for sales of a registrant’s stock. Such plans are established during an open window and then permit sales during quarterly and special blackout periods. The trading plan must be pre-approved (such plan, an “Approved 10b5-1 Plan”) and shall include specific terms, including triggering purchases or sales based on timing schedules and/or the occurrence of certain events as outlined in this section. A copy of any such proposed trading plan must be provided to the Chief Financial Officer sufficiently in advance to allow a reasonable time for review and approval of the trading plan, which approval may be granted or withheld in the discretion of the Chief Financial Officer, the Chief Executive Officer, or the Board of Directors or a committee thereof. Approved 10b5-1 plans must include specific terms and conditions, including those set forth below:

▪A compliant 10b5-1 plan must be in effect in advance of the prospective trade and during an open window when the Restricted Individual does not have MNPI. In addition, the trading instruction must (a) specify the amount, the price, and the date on which securities are to be purchased or sold, (b) include a written formula, algorithm, or computer program, for determining the amount, price, and date for each sale or purchase and (c) not permit the employee to exercise any subsequent influence over how, when, or whether to effect purchases or sales.

▪For any individual other than a Section 16 Filer, a 10b5-1 plan must include a mandatory cooling-off period of at least 30 days after the adoption of the plan.

▪For trading plans entered into by Section 16 Filers to qualify for the affirmative defense under Rule 10b5-1, the plan must include a mandatory cooling-off period of the later of (1) 90 days following plan adoption or modification or (2) two business days following disclosure in a periodic report of UBFO’s financial results for that fiscal quarter; in any event, the required cooling-off period need not exceed 120 days. Should a Section 16 Filer adopt or modify a 10b5-1 plan, he or she is required to provide certification that he or she was unaware of any MNPI about UBFO at the time of adoption or modification and that the 10b5-1 plan was made in good faith.

▪An individual may not use multiple overlapping 10b5-1 trading plans and may only have one single-trade plan during any consecutive 12-month period.

▪Any individual entering into a 10b5-1 trading plan is required to act in good faith.

This Policy does not apply to the following transactions, which may occur during a Blackout Period:

▪Vesting of restricted stock or restricted stock units, including withholding of shares by UBFO to satisfy tax withholding requirements upon vesting;

▪Exercises of options or stock appreciation rights through cash payment of the exercise price, or through net exercise whereby a portion of the shares are withheld by UBFO to satisfy the payment of the exercise price or tax withholding obligation to UBFO; however, this exception does apply to broker-assisted cashless exercises or any other market sales of UBFO securities to generate cash to complete such transactions; or

▪Bona fide gifts of UBFO securities may, in limited cases, be made by a Restricted Individual during a Blackout Period with the prior approval of the Chief Financial Officer. Gifts by the Restricted Individual may not be made if he or she has reason to believe that the recipient intends to sell the UBFO securities while a) the donor is aware of MNPI or b) during a Blackout Period.

4.3Restricted Individuals Who Trade or Gift UBFO Securities Must Provide Notification of Such Activities
Restricted Individuals who are not Section 16 Filers must notify the Chief Financial Officer if they buy, sell, or gift UBFO securities at any time. Notification via email to the Chief Financial Officer must be made within 2 business days after the actual purchase, sale, or gift.
4.4Section 16 Filers Must Pre-Clear All Transactions in UBFO Securities
No Section 16 Filers may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge, or loan of) any UBFO security at any time without first obtaining prior approval from the Chief Financial Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household, and minor children and to transactions by entities over which such person exercises control. Clearance from the Chief Financial Officer via email must be provided before contacting a broker to initiate the actual purchase, sale, or gift. Notification must be made of each purchase, sale, or gift transaction. Once clearance is obtained, such transactions by Section 16 Filers should be executed promptly. Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party affecting transactions on behalf of the Section 16 Filer should be instructed to send duplicate confirmations of all such transactions to the Chief Financial Officer.
In addition, all Section 16 Filers must file a Form 4 with the SEC, reporting any change in such person’s ownership of UBFO securities at any time other than through certain exempt benefit plans. This includes transactions pursuant to an Approved 10b5-1 Plan. A Section 16 Filer is required to indicate by checkbox on Form 4 whether a reported transaction was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). Additionally, bona fide gifts of stock must be reported by the Section 16 Filer. The Form 4 must be filed no later than the second business day following the execution date of the transaction or gift.
Moreover, Section 16 Filers are also required to report certain exempt transactions to the SEC at year-end on a Form 5. A Section 16 Filer is required to indicate by checkbox on Form 5 whether any reported transaction was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). The number and types of transactions eligible for Form 5 reporting are very limited.
4.5Hedging, Derivative, or Speculative Transactions; Standing and Limit Orders
Directors and all Employees, including any person’s spouse, other persons living in such person’s household and minor children, and entities over which such person exercises control, are prohibited from participating in UBFO Derivative Transactions, including but not limited to hedging, derivative, or speculative transactions such as short sales, prepaid variable forward contracts, collars, equity swaps, exchange funds, puts, calls (including covered calls), short sales, and other derivative instruments. Directors and Employees are prohibited from purchasing or selling any financial instrument that is designed to hedge or offset any decrease in the market value of UBFO securities.
Standing and limit orders to buy or sell UBFO securities create a heightened risk of Insider Trading violations because there is no control over the timing of purchases or sales, which could occur at a time that the owner of the UBFO securities has become aware of MNPI. To limit this risk, standing and limit orders to buy or sell UBFO securities should be of short duration (one week or less, subject to renewal if the intended transaction would otherwise comply with this Policy) and must otherwise comply with this Policy (i.e. not extend beyond specified Trading Windows for Restricted Individuals).
4.6Holding UBFO Securities in a Margin Account or Pledging UBFO Securities as Collateral for a Loan
Restricted Individuals are prohibited from Margin Lending, as defined herein, including holding UBFO securities in a margin account or pledging UBFO securities as collateral for a loan or other credit agreement.

Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of MNPI or is not otherwise permitted to trade in UBFO securities, Restricted Individuals are prohibited from holding UBFO’s securities in a margin account or otherwise pledging UBFO’s securities as collateral for a loan.
4.7Who to Contact for More Information
If any Employee (except for Section 16 Filers) has any question as to his or her responsibilities under this Policy, he or she should contact the Chief Financial Officer before they take any action or commit themselves to take any action.

If any Director or Employee who is a Section 16 Filer has any question as to his or her responsibilities under these policies and procedures, he or she should contact the Chief Financial Officer before they take any action or commit themselves to take any action.

If any Third Party has any question as to his or her responsibilities under these policies and procedures, he or she should contact the Chief Financial Officer before they take any action or commit themselves to take any action.

Directors, Employees, and Third Parties should not try to resolve uncertainties on their own. The Board of Directors expects the strictest compliance with these policies and procedures by all personnel at every level. Failure to follow these policies and procedures may result in severe legal difficulties for the person involved, as well as UBFO. A failure to follow both the letter and the spirit of this Policy will be considered a matter of extreme seriousness. Employees who violate this Policy may be subject to disciplinary action by UBFO, including dismissal for cause.

A Director, Employee, or Third Party who becomes aware of any possible violation of this Policy that has occurred, is ongoing, or is about to occur, must promptly report the violation or possible violation to UBFO’s Chief Risk Officer or Chief Financial Officer. Such concerns may be reported directly or by utilizing either UBFO’s confidential Employee Hotline (833-490-0007) or Website (http://www.lighthouse-services.com/unitedsecuritybank).
5.Client and Third-Party Insider Information
All Directors, Employees, and Third Parties (including their representatives) must also be diligent in maintaining the confidentiality of non-public information from UBFO’s Clients and/or from UBFO’s Third Parties. Directors, Employees, and Third Parties should be diligent to avoid entering into any transactions (including purchases, sales, or gifts) in securities issued by the Clients or Third Parties of UBFO if they are aware of MNPI regarding them.
6.Exceptions to Policy
There are no exceptions to this Policy, except as described herein.
7.Related Policies
Code of Business Conduct and Ethics
8.Approval Requirements
Senior management and the Audit Committee of the Board are responsible for reviewing and approving this Policy on at least an annual basis.
9.Dissemination
Upon approval, an electronic copy of this Policy will be posted to UBFO’s intranet and external website.
10.Consequences
All Employees are responsible for complying with applicable official UBFO policies, programs, standards, and procedures. Senior management of each department is responsible for ensuring adherence to this Policy within their purview. Noncompliance with this Policy may be a breach of the terms of employment and may lead to disciplinary actions, which may include termination of employment, but also civil or criminal actions, which may include substantial fines and prison terms.
No part of this Policy or its supporting operating procedures should be interpreted as contravening or superseding any other legal and regulatory requirements placed upon UBFO. Protective measures should not impede other legally mandated processes such as records retention or subpoenas. Any conflicts should be submitted immediately to the Chief Risk Officer for further evaluation and/or subsequent submission to UBFO’s legal counsel.

United Security Bancshares.
CONFIDENTIALITY AND SECURITIES (INSIDER TRADING) POLICY
CERTIFICATION

I, __________________________, have received and read a copy of the Confidentiality and Securities (Insider Trading) Policy approved March 18, 2025. I hereby agree to comply with the specific requirements of the policy and the addendum in all respects during my employment or other service relationship with United Security Bancshares or its subsidiaries. I understand that my failure to comply in all respects with the policy and the addendum is a basis for termination for cause of my employment or other service relationship with United Security Bancshares, Inc. or its subsidiaries.

_____________________________________
(Signature)

______________________________________
(Date)